United States securities and exchange commission logo





                           May 27, 2021

       Matthew P. Deines
       President and Chief Executive Officer
       First Northwest Bancorp
       105 West 8th Street
       Port Angeles, Washington 98362

                                                        Re: First Northwest
Bancorp
                                                            Registration
Statement on Form S-4
                                                            Filed May 24, 2021
                                                            File No. 333-256438

       Dear Mr. Deines:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance